
SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360


10015029

December 16, 2009

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Myung Kun Kim of Samsung Electronics IR Director at (822) 727-7466.

Thank you.

Very truly yours,

Thomas Kim

Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7408
Fax) 82-2-727-7286
Email) Thomas.y.kim@samsung.com

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SAMSUNG

ELECTRONICS

December 14, 2009

Investment in LCD Line 8

On December 14, 2009, the management committee of Samsung Electronics authorized an investment for the expansion of the existing LCD Line 8.

- Investment amount: KRW 484.6 billion
- Purpose: To meet the growing market demand by increasing production capacity
- The investment will be executed in the first half of 2010

※This is related to the 'Response to Disclosure Inquiry' disclosure made on July 16, 2009.

Merger between Samsung Electronics and Samsung Digital Imaging

On December 15, 2009, the BOD of Samsung Electronics announced it is seeking to merge with Samsung Digital Imaging Co., Ltd. as part of a move to become a global leader in the digital camera business.

The merger, expected to be signed on Jan. 22, 2010, will go into effect from April 1, 2010, once the transaction is approved at the shareholders meeting of Samsung Digital Imaging.

Under the agreement, the Samsung Digital Imaging will be absorbed into Samsung Electronics, as a business unit responsible for digital cameras, camcorders, and optical devices. The merger ratio of the two companies is to be Samsung Electronics: Samsung Digital Imaging = 1:0.0577663.

The merger will benefit Samsung Electronics by maximizing Samsung Digital Imaging's optical technology, and applying the technology to other businesses such as camera phones, and printer businesses.

※ On December 15, 2009, the BOD of Samsung Electronics decided on the book closure period and the record date for the merger between Samsung Electronics and Samsung Digital Imaging. The book closure aims to determine the list of shareholders entitled to exercise the right to dissent.

▫ Details

Book closure period: Between January 1 and January 31, 2010

Record date: December 31, 2009

Real estate sales to affiliate

On December 15, 2009, the BOD of Samsung Electronics authorized the sales of real estate to its affiliate, Samsung Life Insurance.

▫ **Details**

- Contract amount: KRW 504.8 billion
- Expected contract date: December 23, 2009
- BOD decision date: December 15, 2009
- Transaction property: 6,595 square meter of land and 83,639.81 square meter of building (26 above-ground floors and four underground floors)

  (250 Taepyongno 2-ga, Chung-Gu, Seoul, Korea)
- Purpose of transaction: Sales of property not directly related to manufacturing and sales.

Purchase of Retirement Pension Policy

On December 15, 2009, the Board of Directors of Samsung Electronics authorized the purchase of a retirement pension policy.

▫ **Details**

1. Insurer: Samsung Life Insurance

2. Type of Pension Policy: Retirement pension policy

3. Terms and Conditions
   - Retirement Pension Premium: KRW 1,180.7 billion

   1) The retirement pension premium comprises of KRW 892.0 billion in severance insurance owned by the Company, and additional payment of KRW 288.7 billion.

   2) The additional payment of KRW 288.7 billion takes into account interest accruals of KRW 57.2 billion, and actual premium of KRW 231.5 billion.

   - Retirement Pension Claim: Samsung Life will pay 70% of severance pay when a Samsung Electronics employee leaves the company

4. The purchase of retirement pension policy aims to manage severance pay in a stable manner and improve profitability of the asset.

Donation

On December 15, 2009, the Board of Directors of Samsung Electronics authorized a KRW10 billion donation to its related party, Samsung Foundation of Culture.

※ Note: Pursuant to the Fair Trade Act, a donator is required to disclose the transaction if the amount of donation exceeds KRW 10 billion and the receiving party is a financial affiliate of the donator.


SAMSUNG

ELECTRONICS

Purchase of a Bond with Warrant

On December 22, 2009, Samsung Electronics purchased a bond with warrant worth KRW 30 billion from Shinwha Intertek to enhance business partnership.

▫ **Details**

- Purchase amount: KRW 30 billion (KRW 13,500 per share)
- Exercise period: December 22, 2010 ~ November 22, 2014

※ Should Samsung Electronics exercise the bond with warrant, the company will acquire 2,222,222 shares, or 10.74% of Shinwha Intertek.